

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2014

Via E-mail
Mr. Ken Kovie
President
Upholstery International, Inc.
8005 W. 183rd Street, Ste E
Tinley Park, IL 60423

      Re: Upholstery International, Inc.
              Amendment No. 5 to Registration Statement on Form S-1
              Filed October 1, 2014
              File No. 333-195209

Dear Mr. Kovie:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 22 from out letter dated September 5, 2014. In your response you state that you have relied on Rule 506(b) for your private offerings and that "management chose not to integrate this offering." Please note that the determination of whether offerings are integrated and whether an exemption from registration is available is based upon an analysis and application of the federal securities laws and regulations to the facts. Therefore, as previously requested, please tell us the facts relied upon to make the Rule 506(b) exemption available. Provide us with an analysis of why your private offers and sales of common stock should not be integrated into your registered public offering and, if so, whether the integration of the private and public offerings would make the exemption you have relied upon unavailable. Refer to Question 139.25 of our Securities Act Sections Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Summary of Financial Information, pages 8 and 9

2.   We note your response to comment 1. Please identify the source for the December 31, 2013 financial information (i.e. audited financial statements) by providing narrative disclosure of this item.

Risks Related to Financial Condition, page 14

UI's agreement with Lambert Private Equity LLC has specific registration rights that could affect potential shareholder rights, page 14

3.   We note your response to comment 14 has been added to the risk factors. Please revise to reflect the agreement is dated December 17, 2013 (currently dated December 17, 2014) to conform to your response. Please revise to conform to date throughout the filing.

4.   In the first paragraph of this risk factor, you disclose that Lambert would purchase shares under the agreement using the 30 day price trading average. Please reconcile this disclosure with your disclosure in the fifth paragraph of this risk factor that Lambert's purchase price for shares is based upon the then-prevailing lowest volume weighted average share price over a 15-day period.

5.   We note your responses to comments 4 and 12 and your disclosure that you have issued 200,000 shares to Lambert Private Equity as a commitment fee for the subscription agreement. As previously requested, please explain in plain English how the commitment fee is determined over time under the agreement. Disclose why you have issued 200,000 shares to Lambert Private Equity as a commitment fee when the initial commitment fee under the agreement was 80,000 shares. Disclose the purchase price used to determine the initial 80,000 shares issued as a commitment fee.

6.   Please revise the sixth, ninth and tenth paragraphs of this risk factor to fix the typographical errors that make the disclosure confusing. Please avoid simply inserting the language of our comments without revising them for context.

Consolidated Financial Statements for Fiscal Period Ended June 30, 2014 (unaudited)

Consolidated Balance Sheet at June 30, 2014, page F-12

Note 9, Stockholders' Deficiency, page F-19

7.   Please revise your Consolidated Balance Sheet and disclosure to reflect the number of shares issued for the period from January 1, 2014 through June 30, 2014. It appears that 5,100 of the 10,600 shares were issued on July 30, 2014 per Item 15 on page 35. Please advise and conform throughout the document.

Management's Discussion and Analysis

Capital Resources and Liquidity, page 26

8.   We note your response to comment 11 and the revised disclosure on page 26 of the Management's Discussion and Analysis. Please revise your disclosure regarding your agreement with Lambert Private Equity to write it in plain English. Avoid copying legalistic language directly from, and referencing sections of, the legal document. In this regard, we refer you to the disclosure of the termination provisions of the agreement on page 26 taken directly from the agreement. Instead, summarize in plain language the material terms of the agreement and explain how it will operate.

9.   In response to comment 13, you state that "[t]he agreement remains intact and active until for [sic] duration of the company's ability to remain a trading entity on an exchange. The agreement can only be terminated if the company 'Upholstery International, Inc' performs an act specified under the Termination Clause per the Agreement." It appears, however, that the maximum duration of the agreement is 36 months. Refer to Section 2.b. of the agreement and the definition of "OPEN PERIOD" in Section 1 of the agreement. Please revise your disclosure as appropriate.

10.   Section 2.d. of the Lambert agreement states that Lambert must purchase an amount of shares pursuant to a company Draw Down Notice "having an aggregate Purchase Price equal to the lesser of (i) the Draw Down Amount set forth in the Draw Down Notice, and (ii) not less than 10% of the aggregate daily U.S. trading volume (excluding irregular trading and block trades of 5,000 or more in which the Investor could not participate) during the applicable Pricing Period multiplied by the Purchase Price…" Please explain how this operates. For example, discuss the purpose and effect of this provision and provide representative examples of how this provision may limit the amount of shares purchased by Lambert.

11.   We reissue comment 16 of our letter dated September 5, 2014. Please remove the reference in the last paragraph on page 26 to the OTCBB being an exchange. The OTCBB is not an exchange, but is an over-the-counter quotation system.

12.   We note your response to comment 17 regarding our request for you to file as an exhibit the business loan and security agreement entered into in May 2014. Please note that, if appropriate, you may request confidential treatment for specified portions of the agreement that you file as an exhibit pursuant to Rule 406 of the Securities Act of 1933. For guidance, refer to Staff Legal Bulletin No. 1, as revised, available on our website at http://www.sec.gov/interps/legal.shtml. Please file the agreement as an exhibit.

13.   In your revised disclosure on page 26 in response to comment 17, you disclose that the May 2014 loan is personally guaranteed by the president of the company. Please reconcile this disclosure with the disclosure in Note 4 to the unaudited financial

statements on page F-18 that the loan "is personally guaranteed by two officers of the Company."

14.   We note your disclosure on page 26 that the $70,000 loan from Georgia Peaches LLC is guaranteed by Ken Kovie. Please reconcile this disclosure with the disclosure in Note 4 to the unaudited financial statements on page F-18 that the loan "is personally guaranteed by two officers of the Company."

15.   In your response to comment 18 asking for disclosure of the material terms of the warrants issued to Georgia Peaches, LLC, you state that no warrants exist any longer. We also note that you have deleted any reference to warrants issued to Georgia Peaches, LLC. Regardless of whether the warrants have been exercised, please disclose the material terms of the warrants issued to Georgia Peaches, LLC as part of the November 2013 financing.

Security Ownership of Certain Beneficial Owners and Management, page 32

16.   Please disclose the natural person(s) who have voting and/or investment control over the shares of Upholstery International held by Rose M. Gallagher Family Trust and by Synergistic.

Certain Relationships and Related Transactions, page 33

17.   We note your response to comment 21. Please include the substance of your response in your filing to identify the person who provided the loans.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Ben Skjold, Esq.
        Daniel Gallagher